Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

[redacted]

07023050

April.27, 2007

Securities and Exchange Co
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

EISAI CO., LTD. (File No. 82-4015)

SUPPL

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan
Phone: 03-3817-5120 Fax: 03-3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 07-07
March 5, 2007

Eisai Co., Ltd.

Eisai Establishes New Manufacturing Subsidiary in United Kingdom

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) announced today that the Company established its pharmaceutical manufacturing subsidiary "Eisai Manufacturing Ltd." (EML) in Hatfield, United Kingdom. EML is owned by the Company's European regional headquarters, Eisai Europe Limited (Headquarters: London, President: Yutaka Tsuchiya).

EML, which is the Company's first manufacturing facility in Europe, will function as the core base of quality assurance and supply chain management for the Eisai's European operations. Establishment of our own manufacturing base in Europe aims to enhance Eisai's global supply chain, ensuring the Company's commitment to a stable supply of safe and high-quality products across Europe. In addition, EML will be recruiting manufacturing/quality assurance experts by the targeted operation launch in FY 2008.

Eisai has been rapidly expanding its European operations with the planned construction of the European Knowledge Center. Located in the pharmaceutical cluster to the north of London Hatfield, the Center will consolidate Eisai's all key value chain components in the entire region, including headquarters, discovery & clinical research, production, and marketing. Introduction of a new manufacturing subsidiary in Hatfield will lead to further progress in the Eisai's knowledge creation in manufacturing.

Eisai is committed to satisfying the various medical needs and increasing the benefit to the patients and their families in Europe, through the stable supply of our high-quality products and information dissemination activities.

[Company Outline]

Company Name:	Eisai Manufacturing Ltd.
Establishment Date:	March 1, 2007
Capital:	2 million pounds (approx. 500 million yen)
Location:	Hatfield, United Kingdom
Operations:	Manufacturing

Contacts:

Corporate Communications Department

Eisai Co., Ltd.
TEL: +81-3-3817-5036

EISAI TO ACQUIRE MORPHOTEK

Eisai's Dramatic Leap towards Biologic Therapeutics Evidenced by the Acquisition

Tokyo, Japan, Woodcliff Lake, NJ and Exton, PA, March 22, 2007 – Eisai Co., Ltd. (Tokyo, "Eisai," President and CEO: Haruo Naito), Eisai Corporation of North America (Woodcliff Lake, NJ, "ECA," President: Hajime Shimizu) and Morphotek® Inc. (Exton, PA, "Morphotek," CEO: Nicholas Nicolaides) today announce that ECA has signed a definitive agreement to acquire Morphotek for US$325 million after excess net cash.

Morphotek develops therapeutic monoclonal antibodies through the use of proprietary human antibody technologies, including Human MORPHODOMA® and Libradoma™. The company is leveraging these technologies to enrich its pipeline that already includes therapeutic antibody leads for the treatment of cancer, rheumatoid arthritis, and infectious disease. Two of its programs are currently in early stage clinical trials for the treatment of ovarian cancer and pancreatic cancer, respectively, with several others in preclinical development.

Eisai currently has an extensive global oncology research program for discovering small molecule anti-cancer agents, and upon completion of the acquisition, will expand its capabilities into the biologic therapeutics field. With this unique and strategic antibody technology acquisition, Eisai can meet a variety of medical needs of cancer patients, through the development of therapeutic antibodies, small-molecule anti-cancer drugs, and potential combinations of both.

Mr. Naito said, "I sincerely respect Dr. Nicolaides' innovative and courageous endeavor in developing human monoclonal antibody therapeutics. He has made a tremendous contribution to that effort. By combining Morphotek's proprietary technologies and promising therapeutic antibodies with Eisai's existing research programs and infrastructure, we will be able to meet our goal of addressing the unmet medical needs of patients, especially cancer patients, all around the world. Morphotek's rich pipeline, unique and proprietary antibody generation technology platform, and highly skilled management and scientific team will become the core of our R&D efforts in biologics."

Dr. Nicolaides said, "Eisai's substantial intellectual and managerial resources will enable us to accelerate the development of our current therapeutic antibody pipeline as well as develop a number of additional clinical compounds to targets accessed from our broad network of research collaborations and to those discovered by Eisai researchers globally."

Dr. Ivor Royston, Chairman of Morphotek and Managing Partner of Forward Ventures added, "This is an excellent opportunity for Morphotek to join the Eisai organization and to further its founding mission of becoming a global leader in the development of innovative immunotherapies to treat serious diseases and to establish solutions for the health and well-being of people worldwide."

Upon completion of the transaction, Morphotek will become part of Eisai's growing global discovery and development research network, which is comprised of research laboratories in Japan, Europe and the U.S. The addition of Morphotek further extends Eisai's research presence in the U.S., which includes the Eisai Research Institute of Boston, Inc., a discovery operation based in Andover, Massachusetts, Eisai Medical Research Inc., for clinical development, located in Ridgefield Park, New Jersey, and RTP laboratory for formulation research, North Carolina.

"Morphotek will enjoy its autonomy in Eisai's discovery network but I will encourage close collaboration among all Eisai R&D member companies. We very much look forward to welcoming Morphotek to the Eisai family of companies," Mr. Naito concluded.

This planned expansion of Eisai's discovery, research and clinical capabilities complements Eisai's establishment of its oncology sales and marketing operations in the U.S. under ECA. Aided in part through its recent acquisition of four oncology-related products from Ligand Pharmaceuticals in October 2006, which included the retention of key oncology personnel and expertise including a sales force, Eisai has developed its commercial oncology infrastructure and is well positioned to market new oncology products that originate from Eisai's research and discovery efforts or through future acquisition, co-promotion or in-licensing opportunities.

The Morphotek acquisition, which has been approved by the boards of directors of ECA and Morphotek, is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. It is expected to close sometime during Eisai's first fiscal quarter of 2007.

Mitsubishi UFJ Securities Co., Ltd. and Montgomery & Co. LLC are acting as financial advisors and Sullivan & Cromwell LLP is acting as legal counsel to Eisai in this transaction.

Lehman Brothers Inc. is acting as financial advisor and Cozen O'Conner LLP is acting as legal counsel to Morphotek in this transaction.

About Eisai Co., Ltd.

Eisai Co., Ltd. is a research-based human health care (*hhc*) company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three areas of therapeutic focus: Integrative neuroscience including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing subsidiaries, Eisai actively participates in all aspects of the worldwide health care system. Eisai employs more than 9,000 people worldwide and forecasts the group sales of ¥668 billion in FY2006. More than 50% of the group sales is derived from overseas business. For more information, visit www.eisai.co.jp.

About Eisai Corporation of North America

Eisai Corporation of North America is a wholly owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Eisai Medical Research Inc., for clinical development; Eisai Inc. for manufacturing and marketing/sales functions; and Eisai Machinery U.S.A. for marketing and maintenance of pharmaceutical manufacturing machinery.

About Morphotek

Morphotek®, which was founded in 2000 and is located in Exton, Pennsylvania, and employs 45 people; is a privately held biopharmaceutical company which discovers and develops monoclonal antibodies for oncology, inflammatory and infectious diseases through the use of a proprietary human antibody technology called Human MORPHODOMA®. The company has assembled a strong pipeline of lead products in the area of cancer, inflammation and infectious diseases. Morphotek's most advanced programs are MORAb-003, in Phase I/II for ovarian cancer, and MORAb-009, in Phase I for pancreatic cancer. There are several programs in preclinical stage moving towards IND filing. Its partners to date have included world-renowned research laboratories and leading biopharmaceutical companies. For further information, visit www.morphotek.com.

Eisai Contact Information	ECA Contact Information	Morphotek Contact Information
Corporate Communications Department Eisai Co., Ltd. +81-3-3817-5120 webmaster@eisai.co.jp	Cathy Pollini Corporate Planning and Communications Eisai Inc. +1-201-746-2052 cathy_pollini@eisai.com	Nicholas Nicolaides, President & CEO Morphotek Inc. +1-610-423-6100 nicolaides@morphotek.com

###

Notes to Editors

Morphotek's Pipeline:

Clinical Stage	Product Name/Code	Description/Mode of Action	Target Disease
Phase I/II	MORAb-003	Humanized IgG1 antibody	Ovarian cancer
Phase I	MORAb-009	IgG1 antibody	Pancreatic/ Lung cancer
Preclinical (IND preparation)	MORAb-004	Humanized IgG1 antibody	Melanoma/ Neovascular disease
Preclinical (IND preparation)	MORAb-022	Fully human IgG1 monoclonal antibody	Autoimmune diseases
Preclinical	MORAb-028	Fully human IgM monoclonal antibody	Metastatic melanoma
Preclinical	MORAb-047	Therapeutic antibody	Infectious disease
Preclinical	MORAb-048	Therapeutic antibody	Infectious disease

Eisai's Oncology Pipeline:

Clinical Stage	Product Name/Code	Description/Mode of Action	Target Cancer
Preparing for Subpart H submission	E7389	Microtubule growth suppressor	Breast, Non-small Cell Lung, Prostate, Ovarian, Sarcoma
Phase I	E7070	Cell cycle G1 phase targeting agent	Small Cell Lung
Phase I	E7820	Anti-angiogenesis agent	Various
Phase I	E7080	Anti-angiogenesis agent	Various
Phase I	E7974	Hemiasterlin type tubulin polymerization inhibitor	Various
Phase I in preparation	E7107	Anti-tumor agent derived from fermentation	Various

Major Technology Platform of Morphotek:

Fully-human monoclonal antibody generation and optimization (Human MORPHODOMA®, Libradoma™)

About Human MORPHODOMA®

Human MORPHODOMA® is able to generate fully human monoclonal antibodies. Furthermore, through the application of its proprietary technology and know-how, Morphotek is able to optimize the titer of its cell-lines, effect class switching, and enhance antibody affinity.

About Libradoma™

The Libradoma™ technology process utilizes Human MORPHODOMA® and other propriety technologies to generate libraries potentially comprised of thousands of hybridomas that can be rapidly screened using high-throughput robotics to identify hybridomas expressing human antibodies with target affinity profiles.

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 07-12
April 17, 2007

Eisai Co., Ltd.

Eisai Announces Completion of Acquisition of Morphotek

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) and Eisai Corporation of North America (Headquarters: New Jersey, U.S., President: Hajime Shimizu) announced on April 16 (U.S. Eastern Time) the completion of Eisai's acquisition of Morphotek® Inc. (Headquarters: Pennsylvania, President & CEO: Dr. Nicholas Nicolaides) after having cleared the approval process by the government authorities including the U.S. Federal Trade Commission. The expense for this transaction was US $325 million after excess net cash. Morphotek, based in Exton, Pennsylvania, will continue to be headed by Dr. Nicholas Nicolaides, as President.

Morphotek develops therapeutic monoclonal antibodies through the use of its proprietary human antibody technologies, Human MORPHODOMA® and Libradoma™. The company is leveraging these technologies to enrich its pipeline that currently includes therapeutic antibody leads for the treatment of cancer, rheumatoid arthritis and infectious disease. Two of its programs are currently in early stage clinical trials for the treatment of ovarian cancer and pancreatic cancer, respectively, with several others in preclinical development.

Oncology is one of the Eisai's focused areas per defined in the company's 5th mid-term global business plan, the "Dramatic Leap Plan". Eisai currently has an extensive global oncology research program for discovering small molecule anti-cancer agents. This acquisition enables the expansion of Eisai's capabilities into the biologic therapeutics field, with which Eisai will make further contributions to fulfilling a variety of unmet medical needs of the people with cancer through the development of therapeutic antibodies, small-molecule anti-cancer drugs and potential combinations of both.

In addition, the expansion of Eisai's research & development capability complements the company's establishment of its oncology sales and marketing operations in the U.S. Aided in part through its recent acquisition of four oncology-related products in October 2006, Eisai has developed its commercial oncology infrastructure and is well positioned to market new oncology products that originate from Eisai's research and discovery efforts or through future acquisition, co-promotion or in-licensing opportunities.

Contacts:
Corporate Communications Department
Eisai Co., Ltd.
81-3-3817-5120

###

FOR IMMEDIATE RELEASE

April 26, 2007

Company Name:	Eisai Co., Ltd. (Securities Code No. 4523 First Section of Tokyo Stock Exchange and Osaka Stock Exchange, respectively)
Representative:	Haruo Naito, President & CEO
Contact:	Akira Fujiyoshi, Vice President, Corporate Communications, IR (TEL 03-3817-5120)
Company Name:	Sanko Junyaku Co., Ltd.
Representative:	Masao Jimbo, President & Representative Director (Securities Code No. 8126, JASDAQ)
Contact:	Tatsuru Hidaka (TEL 03-3866-0348)

Eisai Announces Complete Subsidiarization of Sanko Junyaku

On April 26, 2007, Eisai Co., Ltd. ("Eisai") and Sanko Junyaku Co., Ltd. ("Sankojunyaku") agreed that Eisai would make Sankojunyaku its wholly-owned subsidiary through a share exchange ("Share Exchange") and entered into a share exchange agreement ("Share Exchange Agreement").

Eisai, which currently holds 50.59% of Sankojunyaku shares, intends to perform the Share Exchange as of October 1, 2007 and to make Sankojunyaku its wholly-owned subsidiary subject to approval at an Annual Shareholders' Meeting of Sankojunyaku to be held on June 21, 2007.

As a result of the Share Exchange, Sankojunyaku is scheduled to be delisted as of September 25, 2007.

1. Purpose of the Complete Subsidiarization through Share Exchange

   Sankojunyaku, which is a consolidated subsidiary of Eisai, has been pursuing the fulfillment of diverse needs of patients, their families, and all people living in society by providing information and products closely related to diagnostics and medical treatment. In September 2001, Sankojunyaku obtained a patent on its self-developed "PALSAR Method," a gene signal amplification technology (Probe Alternation Link Self-Assembly Reaction) in the U.S., followed by successful patenting of the same in Europe and Japan. Further, "PALSAR-II", more advanced technology, was patented in the U.S., Europe, and Japan.

   With respect to these technologies, Sankojunyaku, as a member of Eisai Group, has been seeking prompt commercialization of these technologies by establishing Palma

Bee'Z Research Institute Co., Ltd. as a joint venture with its parent company, Eisai, for the purpose of research and development of gene testing agents. On phases of clinical application and commercialization of gene technologies, however, diverse and continuous resources injected into, for example, development of diagnostic devices and research on diagnostic components will be inevitable, and accordingly, more combined business development with Eisai will be required.

Eisai, meanwhile, has been concentrating its manufacturing and marketing of diagnostic products on Sankojunyaku, in order to own the two wheels of both diagnostics and medical treatment by means of capital alliance with Sankojunyaku in October, 1990.

With respect to the future trend of medical care, diagnostics in prevention and control of diseases are expected to become increasingly important. In particular, genetic diagnosis is an area where further medical synergy with therapeutic agents relating to each person's diathesis and drug response (side effect and effectiveness) is desirable, while medical treatment that is not specifically prepared for each patients' needs is generally expected to increase.

In consideration of the above circumstances, Eisai and Sankojunyaku have concluded that a complete subsidiarization of Sankojunyaku by Eisai is necessary in order to utilize aggressively the management resources of the entire group and to promote development effectively and promptly in intended reinforcement of the existing diagnostic business and in intended advancement towards challenging areas such as gene signal amplification technology, which is the PALSAR Method.

Today, Sankojunyaku's Board of Directors resolved that Sankojunyaku shall become a wholly-owned subsidiary of Eisai through the Share Exchange, subject to approval of shareholders at the 53rd Annual Shareholders' Meeting to be held on June 21, 2007. Because Eisai is a company with committees and the Share Exchange will be conducted by way of summary share exchange procedure, Eisai has delegated its power to decide the contents of the Share Exchange Agreement to its Representative Executive Officer, pursuant to Article 416 Paragraph 4 of the Corporate Law of Japan.

In order to avoid conflicts of interests, affiliated interlocking directors did not participate in the resolution of the Board of Directors Meeting of Sankojunyaku on execution of the Share Exchange Agreement.

Eisai obtained a valuation report on the share exchange ratio of the Share Exchange from Nomura Securities Co., Ltd. ("Nomura Securities") and Sankojunyaku obtained one from Ernst & Young Transaction Advisory Services Co., Ltd. ("Ernst & Young").

As a result of the Share Exchange, shares of Sankojunyaku will be allocated to the post for delisting as of June 22, 2007 and Sankojunyaku is scheduled to be delisted as of September 25, 2007, pursuant to the delisting criteria of JASDAQ. (After such delisting, shares of Sankojunyaku are no longer marketable on JASDAQ.)

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

Board of Directors Meeting to approve the Share Exchange (Sankojunyaku)	Thursday, April 26, 2007
Execution of the Share Exchange Agreement	Thursday, April 26, 2007
Shareholders meeting to approve the Share Exchange (Sankojunyaku)	Thursday, June 21, 2007
Effective date of the Share Exchange	Monday, October 1, 2007
Share certificate delivery date	Tuesday, November 20, 2007 (tentative)

(Note) Pursuant to the main clause of Article 796 Paragraph 3 of the Corporate Law of Japan, Eisai is going to conduct the Share Exchange in accordance with the summary share exchange procedures, without the approval of its shareholders' meeting.

(2) Share Exchange Ratio

Company name	Eisai (wholly-owning parent company)	Sankojunyaku (wholly-owned subsidiary)
Share Exchange ratio	1	0.085

(Note) 1. Shares of Eisai will be allotted and distributed at the ratio of a 0.085 share of Eisai to 1 share of Sankojunyaku, provided that shares of Eisai will not be allotted in relation to 9,106,000 shares of Sankojunyaku held by Eisai.

2. In this Share Exchange, Eisai will not issue new shares (Eisai will allot its treasury shares in the Share Exchange.)

(3) Calculation of Share Exchange Ratio

(i) Basis of Calculation

In order to ensure fairness and appropriateness in determining the share exchange ratio of the Share Exchange, Eisai and Sankojunyaku decided to obtain advice separately from third-party institutions. Eisai appointed Nomura Securities and Sankojunyaku selected Ernst & Young, as a third-party institution, respectively.

Nomura Securities performed Market Share Price Analysis with respect to Eisai, and performed Market Share Price Analysis, Discounted Cash Flow Analysis ("DFC Analysis"), and Comparable Companies Analysis with respect to Sankojunyaku. The number of shares of Eisai to be allotted to one share of Sankojunyaku implied from each analysis is as follows:

	Range of Share Exchange Ratio
Market Share Price Analysis	0.055~0.061
DCF Analysis	0.085~0.114
Comparable Companies Analysis	0.074~0.082

Market Share Price Analysis is based on the closing price on April 24,2007, and the average closing price during the one-month period commencing on March 26, 2007 and ending on April 24, 2007, the average closing price during three-month period commencing on January 25, 2007 and ending on April 24, 2007, and the average closing price during six-month period commencing on October 25, 2007 and ending on April 24, 2007.

Furthermore, the financial forecast of Sankojunyaku, on which DCF Analysis is based, assumes that steady performance growth and sales of new products will increase profit, and expects that the operating income will reach approximately JPY 500 million by the fiscal year ending in March 2013.

Ernst & Young performed Market Share Price Analysis with respect to Eisai, and performed Market Share Price Analysis, Discounted Cash Flow Analysis ("DFC Analysis"), and Comparable Companies Analysis with respect to Sankojunyaku. The number of shares of Eisai to be allotted to one share of Sankojunyaku calculated in each analysis is as follows:

	Range of Share Exchange Ratio
Market Share price analysis	0.055~0.060
DCF Analysis	0.098~0.111
Comparable Companies Analysis	0.079~0.085

Market Share Price Analysis is based on the average closing price during the one-month period commencing on March 26, 2007 and ending on April 24, 2007.

Furthermore, the financial forecast of Sankojunyaku, on which DCF Analysis is based, assumes that steady performance growth and sales of new products will increase profit and expects that the operating income will reach approximately JPY 500 million by the fiscal year ending in March 2013.

(ii) Process of calculation

As stipulated above, Eisai and Sankojunyaku requested Nomura Securities and Ernst & Young, respectively, to perform analysis relating to the share exchange ratio of the Share Exchange. Eisai and Sankojunyaku have been negotiating on the Share Exchange after careful review and in consideration of these analyses by the third-party institutions and other analysis results. As a

result, Representative Executive Officer of Eisai, upon deliberation at the Executive Officers' Meeting, decided as of April 26, 2007 that the Share Exchange Agreement, including the share exchange ratio, where 0.085 shares of Eisai will be allotted to 1 share of Sankojunyaku, should be executed. Sankojunyaku approved the execution of the Share Exchange Agreement at the Board of Directors Meeting held on April 26, 2007. As of the same date, Eisai and Sankojunyaku executed the Share Exchange Agreement.

The Share Exchange Ratio was determined within the range set out in "(i) Basis of calculation" above, which is the analysis provided by Nomura Securities to Eisai, and provided by Ernst & Young to Sankojunyaku.

In order to avoid conflicts of interests, affiliated interlocking directors did not participate in the resolution of the Board of Directors of Sankojunyaku on execution of the Share Exchange Agreement.

(iii) Relationship with the third-party institutions

Neither Nomura Securities nor Ernst & Young is a related party to Eisai or Sankojunyaku.

(4) Treatment of stock acquisition rights and corporate bonds with stock acquisition rights of the company that becomes a wholly owned subsidiary after the Share Exchange

Sankojunyaku has not issued stock acquisition rights or corporate bonds with stock acquisition rights, thus has no applicable matters.

3. Basic Information of Relevant Parties

As of September 30, 2006

(1)	Company name	Eisai Co., Ltd.	Sanko Junyaku Co., Ltd.
(2)	Business	Manufacturing and marketing of pharmaceuticals, quasi-drug (*Iyaku-bugaihin*) and Pharmaceuticals Production Machinery.	Manufacturing, import and marketing of clinical test agent, clinical test machinery, laboratory reagents, machinery and equipments for physics and chemistry purposes
(3)	Date of Incorporation	December 6, 1941	May 26, 1954
(4)	Address of Head Office	4-6-10 Koishikawa, Bunkyo-ku, Tokyo	1-10-6 Iwamoto-cho, Chiyoda-ku, Tokyo
(5)	Name and Title of Representative	Haruo Naito, President & CEO	Masao Jimbo, President & Representative Director
(6)	Capital	¥44,985,000,000	¥5,262,000,000
(7)	Total Number of Outstanding Shares	296,566,949	17,999,560
(8)	Equity	¥535,921,000,000 (Consolidated)	¥11,593,000,000 (Consolidated)

(9)	Total Assets	¥751,597,000,000 (Consolidated)	¥13,439,000,000 (Consolidated)	
(10)	End of Fiscal Year	March 31	March 31	
(11)	Number of Employees	9,472 (Consolidated)	181 (Consolidated)	
(12)	Major Customers	McKesson (U.S.A) Cardinal Health (U.S.A.)	Mediceo Paltac Holdings Co., Ltd. Toho Pharmaceutical Co., Ltd. Alfresa Corporation	
(13)	Major Shareholders and Holding Ratio	The Master Trust Bank of Japan ,Ltd.(Trust Account) 5.31% Nippon Life Insurance Company 5.11% Japan Trustee Service Bank, Ltd. (Trust Account) 4.78%	Eisai 50.59% Mizuho Bank, Ltd. (Standing proxy: Trust & Custody Services Bank, Ltd. 3.26%	
(14)	Main Banks	Saitama Resona Bank, Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	
(15)	Relationship between the Two Companies	Equity Relationship	Eisai owns 9,106,000 shares (50.59%) of Sankojunyaku, and Sankojunyaku is a consolidated subsidiary of Eisai.	
		Human Resource Relationship	Temporary Transfer from Eisai to Sankojunyaku - Representative Director: 1 (Temporary Transfer) - Outside Director: 2 - Outside Corporate Audit: 2 - Employee: 9 (Temporary Transfer)	
		Business Relationship	<Breakdown> Business Alliance in relation to sales, manufacture, research & development of Sankojunyaku products <Breakdown of transaction> - loyalty payments, etc. ¥259,000,000 - deposit and entrustment of management of funds ¥2,225,000,000 - interests received ¥11,000,000 *These items are transactions from Sankojunyaku to Eisai.	
		Applicability to the Related Parties	Sankojunyaku is Eisai's consolidated subsidiary.	

(16) Financial Results of the Most Recent Three Years

	Eisai Co., Ltd. (Wholly-owing company)			Sanko Junyāku Co., Ltd. (Wholly-owned subsidiary)		
Fiscal Year	Fiscal Year ended March 2004	Fiscal Year ended March 2005	Fiscal Year ended March 2006	Fiscal Year ended March 2004	Fiscal Year ended March 2005	Fiscal Year ended March 2006
Net Sales (Consolidated) (in million yen)	500,164	533,011	601,252	5,333	5,452	5,395
Operating Income (Consolidated) (in million yen)	83,061	86,807	95,704	-207	188	148
Ordinary Income (Consolidated) (in million yen)	83,382	89,087	100,025	-163	139	167
Net Income (Consolidated) (in million yen)	50,148	55,505	63,410	-1,028	91	72
Earnings per Share (Consolidated) (in yen)	172.11	193.39	221.86	-57.18	5.06	4.01
Dividends per Share (in yen)	36.00	56.00	90.00	—	2.50	3.00
Equity per Share (Consolidated) (in yen)	1,457.47	1,608.22	1,816.22	636.53	641.12	644.78

4. After the Share Exchange

(1)	Company name	Eisai Co., Ltd.
(2)	Business	Manufacturing and marketing of pharmaceutical drugs, quasi-drugs and Pharmaceuticals Production Systems and Equipment.
(3)	Address of Head Office	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
(4)	Name and Title of Representative	Haruo Naito, President & CEO
(5)	Capital	¥44,985,000,000
(6)	Net Assets (Consolidated)	¥535,921,000,000 (as of September 30, 2006)
(7)	Total Assets (Consolidated)	¥751,597,000,000 (as of September 30, 2006)
(8)	End of Fiscal Year	March 31

(9)	Summary of Accounting Process	The Share Exchange is expected to fall under a transaction with a minor shareholder among the transactions under common control. This transaction is expected to incur negative goodwill of a limited amount.
(10)	Effects of the Share Exchange on Business Performances	Sankojunyaku is already a consolidated subsidiary of Eisai, and thus, it is expected that the Share Exchange will have a minor impact on the performance of the fiscal year ending in March 2008.

[END]

END